Certificate of Amendment
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation

1.	Name of Corporation:

BlackBox Semiconductor, Inc.

2.	The Articles have been amended as follows:

ARTICLE FOUR.

4.1 Authorize Capital Stock:  The aggregate number of shares which this Corporation shall have authority to issue is One Billion Twenty Five Million (1,025,000,000) share, consisting of (a) One billion (1,000,000,000) share of common stock, par value $0.001 per share (the “Common Stock”) and (b) Twenty Five Million (25,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), issuable in one or more series as hereinafter provided.  A description of the classes of shares and a statement of the number f shares in each class and the relative rights, voting power, and preferences granted to, and restrictions imposed upon, the shares of each class (continued on attached).

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 81.3%.

Signature:

/s/ Ford Sinclair

Signature of Officer